                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  Form 11-K


       Annual Report Pursuant to Section 15(d) of the Securities
                            Exchange Act of 1934
               For the fiscal year ended December 31, 1997



                     Commission file number 1-6627


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Michael Baker Corporation Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Michael Baker Corporation
    Airport Office Park, Building 3
    420 Rouser Road
    Coraopolis, PA 15108

Michael Baker Corporation
Employee Stock Ownership Plan
Financial Statements and Additional Information
December 31, 1997 and 1996

Michael Baker Corporation
Employee Stock Ownership Plan
Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------
                         Index


Report of Independent Accountants

Financial Statements:

   Statements of Net Assets Available for Benefits -
     December 31, 1997 and 1996

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information - Year Ended
     December 31, 1997

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information - Year Ended
     December 31, 1996


Notes to Financial Statements

Additional Information:*

     Schedule of Assets Held for Investment Purposes -
       Form 5500, Item 27(a)

     Schedule of Reportable Transactions -
       Form 5500, Item 27(d)












* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


                   Report of Independent Accountants


April 30, 1998

To the Participants and Administrator
of the Michael Baker Employee Stock
Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Employee Stock Ownership Plan (the Plan) at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of changes in net assets available for benefits. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1997

-----------------------------------------------------------------------------

                                            Michael         Putnam
                                             Baker         Growth &
                                          Common Stock      Income
                                             Fund            Fund
  Additions:
Contributions:
  Participants'                         $   304,808       $ 1,109,350
  Employer's                              2,448,866           155,227
Dividends/interest income                        --         1,972,919
Net appreciation (depreciation)
 in fair value of investments            13,026,758           912,037
Interfund transfers - net                  (871,309)          517,786
                                        ------------       -----------
  Total additions                        14,909,123         4,667,319
                                        ------------       -----------
  Deductions:

Distributions to participants             2,243,478         1,119,148
Fees                                            549             1,755
                                        ------------       -----------
  Total deductions                        2,244,027         1,120,903
                                        ------------       -----------

  Net increase (decrease)                12,665,096         3,546,416
Net assets available for benefits:
  Beginning of year                      24,478,713        11,791,338
                                        ------------       -----------

  End of year                           $37,143,809       $15,337,754
                                        ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1997

-----------------------------------------------------------------------------

                                             George          Putnam
                                             Putnam           New
                                             Fund of      Opportunities
                                             Boston           Fund
  Additions:
Contributions:
  Participants'                         $   474,177       $ 1,827,420
  Employer's                                 69,209           246,460
Dividends/interest income                   945,804           137,414
Net appreciation (depreciation)
 in fair value of investments               855,433           835,863
Interfund transfers - net                  (345,029)          220,158
                                         -----------      ------------
  Total additions                         1,999,594         3,267,315
                                         -----------      ------------
  Deductions:

Distributions to participants               948,591           218,205
Fees                                          3,358               295
                                         -----------      ------------
  Total deductions                          951,949           218,500
                                         -----------      ------------

  Net increase (decrease)                 1,047,645         3,048,815
Net assets available for benefits:
  Beginning of year                       8,974,703         3,338,982
                                         -----------      ------------

  End of year                           $10,022,348       $ 6,387,797
                                        ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1997

-----------------------------------------------------------------------------

                                              Putnam
                                              Money        Putnam
                                              Market       Voyager
                                               Fund         Fund
  Additions:
Contributions:
  Participants'                         $   279,602      $ 1,280,366
  Employer's                                 33,280          164,750
Dividends/interest income                   166,782          263,856
Net appreciation (depreciation)
 in fair value of investments                    --          449,361
Interfund transfers - net                  (196,833)         427,775
                                         -----------     ------------
  Total additions                           282,831        2,586,108
                                         -----------     ------------
  Deductions:

Distributions to participants               491,564          147,004
Fees                                            523              344
                                         -----------     ------------
  Total deductions                          492,087          147,348
                                         -----------     ------------

  Net increase (decrease)                  (209,256)       2,438,760
Net assets available for benefits:
  Beginning of year                       3,284,128        2,069,616
                                         -----------     ------------

  End of year                           $ 3,074,872      $ 4,508,376
                                        ============     ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1997

-----------------------------------------------------------------------------

                                                             Putnam
                                             Putnam       International
                                             Income          Growth
                                              Fund            Fund
  Additions:
Contributions:
  Participants'                         $   230,734      $   412,350
  Employer's                                 30,936           55,875
Dividends/interest income                    63,942           88,033
Net appreciation (depreciation)
 in fair value of investments                14,988           50,407
Interfund transfers - net                   169,387          397,435
                                         -----------     ------------
  Total additions                           509,987        1,004,100
                                         -----------     ------------
  Deductions:

Distributions to participants                61,879           68,805
Fees                                            126               20
                                         -----------     ------------
  Total deductions                           62,005           68,825
                                         -----------     ------------

  Net increase (decrease)                   447,982          935,275
Net assets available for benefits:
  Beginning of year                         746,635          614,208
                                         -----------     ------------

  End of year                           $ 1,194,617      $ 1,549,483
                                        ============   ==============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1997

-----------------------------------------------------------------------------



                                    Participant
                                      Loans         Other        Total
  Additions:
Contributions:
  Participants'                   $       --    $  193,981     $ 6,112,788
  Employer's                              --       117,015       3,321,618
Dividends/interest income              3,785            --       3,642,535
Net appreciation (depreciation)
 in fair value of investments             --            --      16,144,847
Interfund transfers - net            (19,271)     (300,099)             --
                                  -----------   -----------    ------------
  Total additions                    (15,486)       10,897      29,221,788
                                  -----------   -----------    ------------
  Deductions:

Distributions to participants             --            --       5,298,674
Fees                                      --            --           6,970
                                  -----------   -----------    ------------
  Total deductions                        --            --       5,305,644
                                  -----------   -----------    ------------

  Net increase (decrease)            (15,486)       10,897      23,916,144
Net assets available for benefits:
  Beginning of year                   44,782       300,099      55,643,204
                                  -----------   -----------    ------------

  End of year                    $    29,296    $  310,996     $79,559,348
                                 ============   ===========    ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------

                                             Michael      Dreyfus/Laurel
                                              Baker        Prime Money
                                          Common Stock       Market
                                              Fund            Fund
    Additions:
Contributions:
  Participants'                         $   513,196       $   119,472
  Employer's                              3,208,781                --
Dividends/interest income                       276            41,979
Net appreciation (depreciation)
 in market value of investments           4,610,960                --
Interfund transfers - net                  (303,416)          102,309
                                        ------------      ------------
  Total additions                         8,029,797           263,760
                                        ------------      ------------
    Deductions:

Distributions to participants             1,011,910           213,895
Fees                                            235                --
                                         -----------      ------------
  Total deductions                        1,012,145           213,895
                                         -----------      ------------

  Net increase (decrease)                 7,017,652            49,865
Transfer from Mellon to Putnam
(Note 1)                                         --        (3,527,151)
Net assets available for benefits:
  Beginning of year                      17,461,061         3,477,286
                                        ------------      ------------

  End of year                           $24,478,713      $         --
                                        ============     =============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------

                                                           Dreyfus
                                            Premier      Disciplined
                                            Balanced        Stock
                                              Fund           Fund
    Additions:
Contributions:
  Participants'                        $   335,999       $   486,900
  Employer's                                    --                --
Dividends/interest income                  434,097           443,089
Net appreciation (depreciation)
 in market value of investments                 --                --
Interfund transfers - net                 (239,141)          180,106
                                       ------------      ------------
  Total additions                          530,955         1,110,095
                                       ------------      ------------
    Deductions:

Distributions to participants              290,512           322,437
Fees                                            --                --
                                       ------------      ------------
  Total deductions                         290,512           322,437
                                       ------------      ------------

  Net increase (decrease)                  240,443           787,658
Transfer from Mellon to Putnam
(Note 1)                                (9,011,200)      (11,566,592)
Net assets available for benefits:
  Beginning of year                      8,770,757        10,778,934
                                       ------------     -------------

  End of year                          $        --      $         --
                                       ============     =============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------

                                             Dreyfus       Putnam
                                              Bond        Growth &
                                          Market Index     Income
                                              Fund          Fund
    Additions:
Contributions:
  Participants'                        $    58,271       $   827,363
  Employer's                                    --                --
Dividends/interest income                  (12,582)          945,122
Net appreciation (depreciation)
 in market value of investments                 --           499,701
Interfund transfers - net                   70,050        (1,595,842)
                                        -----------      ------------
  Total additions                          115,739           676,344
                                        -----------      ------------
    Deductions:

Distributions to participants               12,848           451,512
Fees                                            --                86
                                        -----------      ------------
  Total deductions                          12,848           451,598
                                        -----------      ------------

  Net increase (decrease)                  102,891           224,746
Transfer from Mellon to Putnam
(Note 1)                                  (557,456)       11,566,592
Net assets available for benefits:
  Beginning of year                        454,565                --
                                        -----------      ------------

  End of year                           $       --       $11,791,338
                                        ===========      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------

                                             George          Putnam
                                             Putnam           New
                                             Fund of      Opportunities
                                             Boston           Fund
    Additions:
Contributions:
  Participants'                        $   416,460       $ 1,386,648
  Employer's                                    --                --
Dividends/interest income                  744,618            25,595
Net appreciation (depreciation)
 in market value of investments            242,783          (103,031)
Interfund transfers - net               (1,037,678)        2,125,032
                                       ------------      ------------
  Total additions                          366,183         3,434,244
                                       ------------      ------------
    Deductions:

Distributions to participants              402,629            95,196
Fees                                            51                66
                                       ------------      ------------
  Total deductions                         402,680            95,262
                                       ------------      ------------

  Net increase (decrease)                  (36,497)        3,338,982
Transfer from Mellon to Putnam
(Note 1)                                 9,011,200                --
Net assets available for benefits:
  Beginning of year                             --                --
                                       ------------      ------------

  End of year                          $ 8,974,703       $ 3,338,982
                                       ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------

                                             Putnam
                                             Money          Putnam
                                             Market        Voyager
                                              Fund           Fund
    Additions:
Contributions:
  Participants'                         $   333,200       $   965,526
  Employer's                                     --                --
Dividends/interest income                   133,673           128,401
Net appreciation (depreciation)
 in market value of investments                  --           (99,125)
Interfund transfers - net                  (448,463)        1,085,514
                                        ------------      ------------
  Total additions                            18,410         2,080,316
                                        ------------      ------------
    Deductions:

Distributions to participants               261,298            10,677
Fees                                            135                23
                                        ------------      ------------
  Total deductions                          261,433            10,700
                                        ------------      ------------

  Net increase (decrease)                  (243,023)        2,069,616
Transfer from Mellon to Putnam
(Note 1)                                  3,527,151                --
Net assets available for benefits:
  Beginning of year                              --                --
                                        ------------      ------------

  End of year                           $ 3,284,128       $ 2,069,616
                                        ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------

                                                           Putnam
                                             Putnam       International
                                             Income        Growth
                                              Fund          Fund
    Additions:
Contributions:
  Participants'                          $ 169,146       $   260,009
  Employer's                                    --                --
Dividends/interest income                   33,956             8,064
Net appreciation (depreciation)
 in market value of investments             10,783            32,430
Interfund transfers - net                  (14,086)          316,803
                                         ----------      ------------
  Total additions                          199,799           617,306
                                         ----------      ------------
    Deductions:

Distributions to participants               10,618             3,091
Fees                                             2                 7
                                         ----------      ------------
  Total deductions                          10,620             3,098
                                         ----------      ------------

  Net increase (decrease)                  189,179           614,208
Transfer from Mellon to Putnam
(Note 1)                                   557,456                --
Net assets available for benefits:
  Beginning of year                             --                --
                                        -----------      ------------

  End of year                           $  746,635       $   614,208
                                        ===========      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund
Information
Year Ended December 31, 1996

-----------------------------------------------------------------------------



                                    Participant
                                      Loans         Other        Total
    Additions:
Contributions:
  Participants'                     $    --      $ 184,130      $ 6,056,320
  Employer's                             --        115,969        3,324,750
Dividends/interest income             3,876             --        2,930,164
Net appreciation (depreciation)
 in market value of investments          --             --        5,194,501
Interfund transfers - net            (7,534)      (233,654)              --
                                    --------     ----------     ------------
  Total additions                    (3,658)        66,445       17,505,735
                                    --------     ----------     ------------
    Deductions:

Distributions to participants            --             --        3,086,623
Fees                                     --             --              605
                                    --------     ----------     ------------
  Total deductions                       --             --        3,087,228
                                    --------     ----------     ------------

  Net increase (decrease)            (3,658)        66,445       14,418,507
Transfer from Mellon to Putnam
(Note 1)                                 --             --               --
Net assets available for benefits:
  Beginning of year                  48,440        233,654       41,224,697
                                    --------     ----------     ------------

  End of year                       $44,782      $ 300,099      $55,643,204
                                    ========     ==========     ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
December 31, 1997 and 1996
Notes to Financial Statements
-----------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

GENERAL
The following description of the Michael Baker Employee Stock Ownership Plan (the ESOP, or the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The ESOP is a defined contribution plan under which a participant's distributions are based on the amount contributed to that participant's account, including any transferred amounts from the prior retirement plan, and any gains or losses and income and expenses that may be allocated to the participant's account. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

COMMON STOCK
The ESOP enables participating employees to acquire an equity interest in Michael Baker Corporation (the Company); as such, contributions to the ESOP can be invested in the Company's common stock (Common Stock and Series B Common Stock). At times, however, common stock may not be available at a price acceptable to the ESOP Committee (see Note 3), or it may be appropriate to retain some of the ESOP's funds in a more liquid form so that the funds may be available for the payment of benefits. In such cases, a portion of the ESOP's assets may be invested in short-term investment funds, such as short-term corporate obligations or short-term obligations of the U.S. government.

The ESOP's investment in the Company's common stock comprises 2,588,477 (cost of $14,709,722) and 2,613,566 (cost of $14,016,656) shares of Common Stock and
1,225,689(cost of $7,448,445) and 1,225,689 (cost of $7,448,445) shares of
Series B Common Stock at December 31, 1997 and 1996, respectively.

CONTRIBUTIONS
Participants contribute to the ESOP through a Section 401(k) Employee Salary Redirection Election, whereby the participants may choose to have a percentage of their salaries (including commissions) withheld and contributed to the ESOP. The maximum amount of a participant's salary which may be eligible for withholding for any Plan year can not exceed $160,000. Additionally, the percentage may not exceed 15 percent of the participant's salary. The ESOP also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.

INVESTMENT OPTIONS
Each participant may direct Putnam Investments, Inc. (Putnam) to invest certain portions of his or her account in investment funds managed by Putnam.

Effective April 1, 1996, the Plan agreement was amended as a result of a change in trustees from Mellon Bank N.A. (Mellon) to Putnam. Approximately $44,420,000 in Plan assets (including the Michael Baker Common Stock Fund) was transferred from Mellon to Putnam, which replaced Mellon as investment manager.

Michael Baker Corporation
Employee Stock Ownership Plan
December 31, 1997 and 1996
Notes to Financial Statements
-----------------------------------------------------------------------------

As a result of this change, investment funds available to participants are the Michael Baker Common Stock Fund (invests exclusively in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), Putnam Voyager
Fund (invests in diversified corporate stocks), Putnam Growth and Income Fund (invests in long-term growth stocks), George Putnam Fund of Boston (invests in diversified capital growth and current income stocks and bonds), Putnam Income Fund (invests in corporate bonds) and the Putnam Money Market Fund (invests in short-term money market securities).

Prior to April 1, 1996, the investment fund options available to employees included the Michael Baker Common Stock Fund (invested exclusively in common stock of the Company), managed by Mellon; the Dreyfus/Laurel Prime Money
Market Fund (invested in short-term, income producing securities); the Premier Balanced Fund (invested in common stocks and bonds in proportions consistent with their expected returns and risks as determined by the portfolio's adviser); the Dreyfus Disciplined Stock Fund (invested in diversified corporate stocks); and the Dreyfus Bond Market Index Fund (investing in U.S. government and Securities and Exchange Commission (SEC)-registered obligations of domestic corporations, foreign governments and supranational organizations). During this time, Mellon served as the Adviser, Custodian, Fund Accountant and Transfer Agent for the aforementioned investment funds.

Contributions by participants cannot be further directed within The Michael Baker Common Stock Fund.

COMPANY MATCHING CONTRIBUTIONS AND VESTING OF BENEFITS
Under the provisions of the Plan, the Company will make a matching contribution to the participants' accounts in an amount not less than 50 percent of the first 5 percent of the salary contributed by each participant. Salary amounts over the 5 percent limit will not be matched by the Company. Effective July 1, 1997, 50 percent of the matching contribution is invested in the Company's Common Stock or Series B Common Stock and 50 percent is invested in accordance with the participants investment election for employee contributions. Prior to July 1, 1997, matching contributions could be invested only in the Company's Common Stock or Series B Common Stock. During 1997 and 1996, the Company matched participants' contributions on a 100 percent basis for the first 5 percent of participants' salaries contributed to the Plan.

The Board of Directors of the Company is authorized to make additional discretionary contributions to the ESOP from time to time. However, no discretionary contributions were made in 1997 or 1996.

All amounts in the participants' ESOP accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions under 401(k) and PAYSOP options are 100 percent vested and nonforfeitable at all times.

All Company matching discretionary contributions will become 100 percent vested upon attainment of 3 years of service with the Company or, if earlier,
Michael Baker Corporation
Employee Stock Ownership Plan
December 31, 1997 and 1996
Notes to Financial Statements
------------------------------------------------------------------------------

upon attainment of normal retirement date, disability or death.
If a participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

DISTRIBUTIONS
The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution the participant or his or her beneficiary is entitled to, based on the vesting requirements, is discussed above. All distributions will be made in the form of a single lump-sum distribution or in substantially equal installments over a period not exceeding 5 years. Distributions may be made in cash and/or shares of common stock, at the discretion of the participant.

PARTICIPANT LOANS
A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. Participant loans may be obtained in the sole event of immediate and heavy financial need, where the participant lacks other available resources. Loan amounts are limited to the lower of $50,000 or 50 percent of the employee's pre-tax and rollover contributions. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable range from 7.0 percent to 13.5 percent.

FORFEITED ACCOUNTS
At December 31, 1997 and 1996, forfeited nonvested accounts totaled $260,064 and $105,878, respectively. These accounts will be used to reduce future employer contributions. Also, in 1997 and 1996, employer contributions were reduced by $96,046 and $38,672, respectively, from forfeited nonvested accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The Trustee performs the recordkeeping function for the ESOP and the records are maintained on a cash basis. The financial statements included herein include all material adjustments to record the financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

The investment in common stock of the Company is stated at publicly-traded closing market values as of December 31, 1997 and 1996. As of December 31, 1997 and 1996, the ESOP owns approximately 45 percent and 46 percent, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the ESOP. The accompanying financial statements should be read in conjunction with the consolidated financial statements of the Company, which are incorporated by reference as Exhibit 13.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

Michael Baker Corporation
Employee Stock Ownership Plan
December 31, 1997 and 1996
Notes to Financial Statements
-----------------------------------------------------------------------------

INVESTMENTS
The difference between the cost and current market value of investment purchases since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period reported is included in the increase (decrease) in net appreciation (depreciation) fair market value of investments in the statements of changes in net assets available for benefits.

DISTRIBUTIONS
Distributions to participants are recorded when paid.

3.  PLAN ADMINISTRATION AND FEES
Prior to December 1997, the ESOP Committee was a named fiduciary responsible for Plan administration (via the benefits administrator). Effective December 11, 1997, the role of the ESOP Committee was revised to serve in an advisory capacity to the Board of Directors of the Company with respect to design and operation of the Plan while retaining no discretionary authority or responsibility with respect to such functions. The Committee retained the duty to establish the funding policy of the Plan and review the Plan's investment performance.

The Company provides certain administrative and accounting services to the ESOP at no cost. In addition, the Company pays the cost of services provided to the ESOP by Putnam, legal counsel and independent accountants. Effective April 1, 1996, certain reasonable distribution and loan processing fees charged by Putnam are deducted from the respective participant account balances.

4.  PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Michael Baker Corporation
Employee Stock Ownership Plan
December 31, 1997 and 1996
Notes to Financial Statements
-----------------------------------------------------------------------------

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                 December 31,
                                               1997         1996
     Net assets available for benefits
      per the financial statements         $79,559,348    $55,643,204
                                           ------------   ------------
     Amounts allocated to withdrawing
      participants:
       Michael Baker Common Stock Fund         (77,741)       (94,277)
       Putnam Money Market Fund                 (8,751)        (8,063)
       Putnam New Opportunities Fund           (75,815)          (894)
       George Putnam Fund of Boston            (19,733)            --
       Putnam Growth and Income Fund           (48,916)            --
       Putnam Income Fund                       (9,350)            --
       Putnam Voyager Fund                     (52,118)            --
       Putnam International Growth Fund        (18,058)            --
                                            -----------   ------------
                                              (310,482)      (103,234)
                                            -----------   ------------

     Net assets available for benefits
         per Form 5500                     $79,248,866  $55,539,970
                                           ============ ============

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                            December 31, 1997
     Distributions to participants per the
      financial statements                    $5,298,674
       Add -- Distributions to employees
        authorized but not paid as of
        December 31, 1997                        310,482
       Less -- Distributions to employees
        authorized but not paid as of
        December 31, 1996                       (103,234)
                                               ----------
     Distributions to employees per
      Form 5500                               $5,505,922
                                              ===========

     6.   TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 30, 1994, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Michael Baker Corporation
Employee Stock Ownership Plan
Schedule of Assets Held for Investment Purposes - Form 5500, Item 27a December 31, 1997
Additional Information - Schedule I

----------------------------------------------------------------------------
                                                    Cost of      Current
  Shares          Description                        asset        value

                 *Michael Baker Corporation
 2,588,477        Common Stock                     $14,709,722  $25,237,651

                 *Michael Baker Corporation
 1,225,689        Common Stock - Series B            7,448,445   11,950,477

    14,367       *Putnam Temporary Investments          14,367       14,367

   557,416       *George Putnam Fund of Boston       9,092,302   10,022,348

   784,941       *Putnam Growth & Income Fund       14,169,666   15,337,754

   168,019       *Putnam Income Fund                 1,170,741    1,194,617

   236,660       *Putnam Voyager Fund                4,173,225    4,508,376

   131,301       *Putnam New Opportunities Fund      5,692,826    6,387,797

    92,950       *Putnam International Growth Fund   1,484,754    1,549,483

 3,074,872       *Putnam Money Market Fund           3,074,872    3,074,872

     N/A         *Participant loans:
                   7.0% to 13.5%, due March 27,
                   1998 to March 22, 2002               29,296       29,296
                                                    ----------- -----------
                                                   $61,060,216  $79,307,038
                                                   ============ ===========





* Party-in-interest

Michael Baker Corporation
Employee Stock Ownership Plan
Schedule of Reportable Transactions - Form 5500, Item 27(d)
December 31, 1997
Additional Information - Schedule II

----------------------------------------------------------------------------
                         Number                                        Net
Party     Description      Of        Purchase   Selling    Cost of     Gain
Involved   Of asset   Transactions   Price       Price     Asset      (Loss)
--------- ---------   -------------   --------   -------  -------     ------

Putnam       Michael Baker  218   $3,379,969          --  $3,379,969         --
Investments, Corporation    330           --  $3,743,285  $2,667,257 $1,076,028
Inc.         Common Stock

Putnam       George Putnam  181   $1,782,301          --  $1,782,301         --
Investments, Fund of Boston 212           --  $1,590,089  $1,454,342 $  135,747
Inc.

Putnam       Putnam Growth 250    $4,270,760          --  $4,270,760         --
Investments, and Income    204            --  $1,636,380  $1,446,903 $  189,477
Inc.         Fund

Putnam        Putnam        216   $2,423,225          --  $2,423,225         --
Investments,  Voyager Fund  139           --  $  433,827  $  420,262  $  13,565
Inc.

Putnam        Putnam        230   $2,938,252          --  $2,938,252         --
Investments,  New           153           --  $  725,301  $  684,318  $  40,983
Inc.          Opportunities
              Fund

Putnam        Putnam Money  328   $1,519,635          --  $1,519,635        --
Investments,  Market Fund   185           --  $1,728,891  $1,728,891        --
Inc.

                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Executive Vice President, Chief Financial Officer and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                            MICHAEL BAKER CORPORATION
                            EMPLOYEE STOCK OWNERSHIP PLAN


Date: June 24, 1998         By: /s/ J. Robert White
                                -----------------------------------
                                J. Robert White
                                Executive Vice President,
                                Chief Financial Officer,
                                and Treasurer of Michael
                                Baker Corporation, the Plan Sponsor

                    Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-69306; No. 33-62887; and No. 33-05987) of
Michael Baker Corporation of our report dated April 30, 1998, appearing within this Annual Report on Form 11-K.



/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Pittsburgh, Pennsylvania
June 23, 1998